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                                  BIEX LETTERHEAD

June 23, 1998


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

Re:  Biex, Inc.
     SEC File No: 333-48045

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, Biex, Inc. (the "Registrant") hereby requests withdrawal of its Registration Statement on Form S-1 (SEC File No. 333-48045) on the grounds that current market conditions do not support a public offering of the Registrant's Common Stock at this time.

Sincerely,

Biex, Inc.


By:  /s/ James A. Edlund
     --------------------------------------
     James A. Edlund
     President and Chief Executive Officer

cc:  Shelley E. Parratt
     Thomas Jones
     Jennifer Hardy
     Robert Littlepage
     Christopher Mitchell
     Issac Vaughn
     Howard Ervin
     Michael Sullivan